UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 5

TO

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

GMX RESOURCES INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

5.00% Convertible Senior Notes Due 2013

(Title of Class of Securities)

38011MAB4

(CUSIP Number of Class of Securities)

James A. Merrill

Chief Financial Officer, Secretary and Treasurer

GMX Resources Inc.

9400 North Broadway, Suite 600

Oklahoma City, Oklahoma 73114

(405) 600-0711

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Michael J. Rohleder	David C. Buck
President	Timothy C. Langenkamp
GMX Resources Inc.	Andrews Kurth LLP
9400 North Broadway, Suite 600	600 Travis, Suite 4200
Oklahoma City, Oklahoma 73114	Houston, Texas 77002
Phone: (405) 600-0711	Phone: (713) 220-4200
Fax: (405) 600-0600	Fax: (713) 220-4285

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$50,000,000.00(1)	$5,805.00(2)

(1)	Calculated solely for the purpose of determining the amount of the filing fee. This amount is based upon the purchase of $50.0 million aggregate principal amount of the issuer’s 5.00% Convertible Senior Notes due 2013 at the tender offer price of $1,000 per $1,000 principal amount of such Convertible Senior Notes.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for Fiscal Year 2011 issued by the Securities and Exchange Commission, equals $116.10 per million of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,805.00	Filing Party: GMX Resources Inc.
Form or Registration No.: Schedule TO	Date Filed: January 28, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SIGNATURE

EXHIBIT INDEX

Exhibit (a)(1)(i)

Exhibit (a)(1)(ii)

Exhibit (a)(5)(i)

Exhibit (a)(5)(ii)

Exhibit (a)(5)(iii)

Exhibit (a)(5)(iv)

Exhibit (a)(5)(v)

Exhibit (a)(5)(vi)

Exhibit (d)(i)

Exhibit (d)(ii)

Exhibit (d)(iii)

Exhibit (d)(iv)

Exhibit (d)(v)

Exhibit (d)(vi)

Exhibit (d)(vii)

Exhibit (d)(viii)

Exhibit (d)(ix)

Exhibit (d)(x)

Exhibit (d)(xi)

Exhibit (d)(xii)

Exhibit (d)(xiii)

Exhibit (d)(xiv)

Exhibit (d)(xv)

Exhibit (d)(xvi)

Exhibit (d)(xvii)

Exhibit (d)(xviii)

Exhibit (d)(xix)

Exhibit (d)(xx)

Exhibit (d)(xxi)

Exhibit (d)(xxii)

Exhibit (d)(xxiii)

Exhibit (d)(xxiv)

EXPLANATORY NOTE

On March 11, 2011, an Amendment No. 4 was filed to the Tender Offer Statement on Schedule TO filed by GMX Resources Inc., an Oklahoma corporation (the “Company”), with the Securities and Exchange Commission on January 28, 2011. This Amendment No. 4 was filed in error, is of no force and effect and is superseded in its entirety by this Amendment No. 5. Additionally, because of a filing error, there is no Amendment No. 3 to the Schedule TO.

As previously announced, the tender offer will expire at 5:00 p.m., New York City Time, on Friday, March 11, 2011.

SCHEDULE TO

This Amendment No. 5 (this “Amendment”) amends and supplements the original Tender Offer Statement on Schedule TO filed by GMX Resources Inc., an Oklahoma corporation (the “Company”), with the Securities and Exchange Commission on January 28, 2011, as subsequently amended by Amendment No. 1 to Schedule TO, filed on February 11, 2011, and Amendment No. 2 to Schedule TO, filed on February 28, 2011 (as amended and supplemented, the “Schedule TO”). The Schedule TO relates to the offer by the Company to purchase for cash up to $50.0 million aggregate principal amount of its outstanding 5.00% Convertible Senior Notes due 2013 (the “Convertible Notes”) validly tendered and accepted for purchase, or such lesser principal amount of Convertible Notes as is validly tendered and not properly withdrawn, for consideration per $1,000 principal amount of the Convertible Notes of $1,000, in addition to any accrued and unpaid interest from the most recent interest payment date to, but not including, the date that the Company accepts tendered Convertible Notes for payment. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 28, 2011 (as hereby amended and supplemented, the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as amended or supplemented from time to time, constitute the “Tender Offer”). As previously disclosed in Amendment No. 2 to the Schedule TO, the Tender Offer will expire at 5:00 p.m., New York City Time, on Friday, March 11, 2011.

The purpose of this Amendment is to amend and supplement the Schedule TO and the Offer to Purchase to provide certain additional information and to incorporate by reference therein the information contained in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, filed with the Securities and Exchange Commission (SEC) on March 11, 2011. Except as specifically provided herein, the information contained in the Schedule TO and the Tender Offer remains unchanged and is not otherwise amended by this Amendment. This Amendment should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) and Rule 13e-4(d) under the Securities Exchange Act of 1934, as amended.

The information contained in the Offer to Purchase is incorporated herein by reference in response to all of the items of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. This Amendment is being filed solely to amend and supplement the Offer to Purchase and the Schedule TO as follows:

Item 10. Financial Statements.

(a) The information set forth in the second paragraph under “Certain Information About Us — Incorporation by Reference” in the Offer to Purchase and Item 10(a) of the Schedule TO, to the extent such Item 10(a) incorporates by reference the information contained in the Offer to Purchase, is hereby amended and restated as follows:

“The following documents filed by us with the SEC are incorporated herein and will be deemed to be a part hereof:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2010; and

•

our Current Reports on Form 8-K filed with the SEC on January 20, 2011, January 28, 2011, February 1, 2011, February 1, 2011, February 3, 2011, February 4, 2011 (Form 8-K/A), February 8, 2011, February 8, 2011, February 9, 2011, March 2, 2011 and March 3, 2011 (in each case, only to the extent that items in such current reports are filed rather than furnished).”

The information set forth under “Certain Information About Us — Historical Financial Information” in the Offer to Purchase and Item 10(a) of the Schedule TO, to the extent such Item 10(a) incorporates by reference the information contained in the Offer to Purchase, is hereby amended and restated in its entirety as follows:

“We incorporate by reference the financial statements and notes thereto in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, which appear on pages F-1 to F-46 of such report.

For the years ended December 31, 2010 and 2009, the Company’s earnings were insufficient to cover fixed charges by $148.3 million and $183.1 million, respectively. The earnings shortfall for the year ended December 31, 2010 resulted primarily from a $143.7 million impairment charge related to our oil and natural gas properties and other non-cash charges. The earnings shortfall for the year ended December 31, 2009 resulted primarily from a $188.2 million impairment charge related to our oil and natural gas properties and other non-cash charges. “Fixed charges” consist of interest incurred (whether expensed and capitalized), amortization of deferred financing costs and preference dividends, which is comprised of dividends paid with respect to our outstanding preferred stock.

The Company’s book value per share of Common Stock as of December 31, 2010 was $3.72 per share.”

The references in Item 10(a) of the Schedule TO to “Item 8 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2009” and “Item 1 of Part I of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010” are hereby deleted and replaced with the following:

“Item 8 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2010”

(c) The information set forth under “Certain Information About Us” in the Offer to Purchase and Item 10(c) of the Schedule TO, to the extent such Item 10(c) incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by the information set forth under Item 10(a) above, which information is incorporated herein by reference.

Item 11. Additional Information.

(a)(1) Item 11(a)(1) of the Schedule TO is hereby amended and restated as follows:

“The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 is incorporated herein by reference.”

(b) The information set forth under “Certain Information About Us” in the Offer to Purchase and Item 11(b) of the Schedule TO, to the extent such Item 11(b) incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by the information set forth under Item 10(a) above, which information is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is amended and restated as follows:

(a)(1)(i)†	Offer to Purchase, dated January 28, 2011.

(a)(1)(ii)†	Form of Letter of Transmittal (including Form W-9).

(a)(5)(i)†	Press Release, dated January 28, 2011 announcing the commencement of the tender offer.

(a)(5)(ii)†	Press Release, dated January 28, 2011 announcing the launch of the Company’s equity offering.

(a)(5)(iii)†	Press Release, dated January 28, 2011 announcing the launch of the Company’s notes offering.

(a)(5)(iv)	Press Release, dated February 4, 2011 announcing the pricing of the Company’s notes offering (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed February 8, 2011).

(a)(5)(v)	Press Release, dated February 9, 2011 announcing satisfaction of the financing condition in the tender offer (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed February 9, 2011).

(a)(5)(vi)†	Press Release, dated February 28, 2011, announcing the extension of the Tender Offer.

(b)	Not applicable.

(d)(i)	Rights Agreement, dated May 17, 2005, by and between GMX Resources, Inc. and UMB Bank, N.A., as Rights Agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed May 18, 2005).

(d)(ii)	Amendment No. 1 to Rights Agreement, dated February 1, 2008 (incorporated by reference to Exhibit 2.1 to the Company’s Registration Statement on Form 8-A/A filed February 21, 2008).

(d)(iii)	Amendment No. 2 to Rights Agreement, dated October 30, 2008 (incorporated by reference to Exhibit 1 to the Company’s Registration Statement on Form 8-A/A filed November 17, 2008).

(d)(iv)	Indenture, dated February 15, 2008, between GMX Resources, Inc. and The Bank of New York Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed February 15, 2008).

(d)(v)	Indenture, dated October 28, 2009, between GMX Resources, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed October 28, 2009).

(d)(vi)	Supplemental Indenture, dated October 28, 2009, to Indenture dated October 28, 2009, between GMX Resources, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed October 28, 2009).

(d)(vii)	Purchase Agreement, dated February 11, 2008, between GMX Resources, Inc. and Jefferies & Company, Inc., as representative of the Initial Purchasers named therein (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed February 15, 2008).

(d)(viii)	Share Lending Agreement, dated February 11, 2008, between GMX Resources, Inc., Jefferies Funding LLC and Jefferies & Company, Inc., as collateral agent (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed February 15, 2008).

(d)(ix)	Registration Rights Agreement, dated February 11, 2008, between GMX Resources, Inc. and Jefferies Funding LLC (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed February 15, 2008).

(d)(x)	At-The-Market Issuance Sale Agreement, dated December 14, 2010, between GMX Resources, Inc. and McNicoll, Lewis & Vlak LLC (incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 8-K filed December 14, 2010).

(d)(xi)	Indenture dated as of February 9, 2011, by and among GMX Resources Inc., the Guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 9, 2011).

(d)(xii)	Form of 11.375% Senior Note due 2019 (incorporated herein by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the SEC on February 9, 2011).

(d)(xiii)	Registration Rights Agreement dated as of February 9, 2011, by and among GMX Resources Inc., the Guarantors named therein and the initial purchasers party thereto (incorporated herein by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed with the SEC on February 9, 2011).

(d)(xiv)	Purchase Agreement dated as of February 4, 2011 among the Company, the Guarantors and the representatives of the several initial purchasers named therein (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 8, 2011).

(d)(xv)	Underwriting Agreement, dated December February 4, 2011, by and between GMX Resources Inc. and the representatives of the several underwriters named therein (incorporated herein by reference to Exhibit 1.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 8, 2011).

(d)(xvi)	Fifth Amended and Restated Loan Agreement, dated as of February 2, 2011, among GMX Resources Inc., as borrower, Capital One, National Association, as administrative agent, arranger and bookrunner, BNP Paribas, as syndication agent, and the lenders named therein (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 3, 2011).

(d)(xvii)	First Amendment to the Fifth Restated Loan Agreement, dated as of February 3, 2011, among GMX Resources, Inc., Capital One, National Association, as administrative agent, arranger and bookrunner, for the lenders, and BNP Paribas, as syndication agent (incorporated herein by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K/A filed with the SEC on February 4, 2011).

(d)(xviii)	Confirmation of Guaranty Agreement, dated as of February 2, 2010, by Diamond Blue Drilling Co. in favor of Capital One, National Association, as agent, for the benefit of itself, the lenders party from time to time to the Fifth Amended and Restated Loan Agreement, and the other secured parties (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on February 3, 2011).

(d)(xix)	Restated Guaranty Agreement, entered into effective as of July 8, 2010, by Diamond Blue Drilling Co. in favor of Capital One, National Association, as agent, for the benefit of itself, the lenders, the other parties from time to time to the Fifth Amended and Restated Loan Agreement, and the other secured parties, guaranteeing the secured liabilities of GMX Resources Inc. (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on February 3, 2011).

(d)(xx)	Confirmation of Guaranty Agreement, dated as of February 2, 2010, by Endeavor Pipeline Inc. in favor of Capital One, National Association, as agent, for the benefit of itself, the lenders party from time to time to the Fifth Amended and Restated Loan Agreement, and the other secured parties (incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on February 3, 2011).

(d)(xxi)	Restated Guaranty Agreement, entered into effective as of July 8, 2010, by Endeavor Pipeline Inc. in favor of Capital One, National Association, as agent, for the benefit of itself, the lenders, the other parties from time to time to the Fifth Amended and Restated Loan Agreement, and the other secured parties, guaranteeing the secured liabilities of GMX Resources Inc. (incorporated herein by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the SEC on February 3, 2011).

(d)(xxii)	Amended and Restated Stock Option Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed November 9, 2007).

(d)(xxiii)	Form of Director Indemnification Agreement (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form SB-2 filed November 6, 2000).

(d)(xxiv)	Amended and Restated 2008 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed May 25, 2010).

(g)	Not applicable.

(h)	Not applicable.

†	Previously filed with the Schedule TO.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GMX RESOURCES INC.

By:	/s/ James A. Merrill
	Name:	James A. Merrill
	Title:	Chief Financial Officer, Secretary and Treasurer

Dated: March 11, 2011

EXHIBIT INDEX

(a)(1)(i)†	Offer to Purchase, dated January 28, 2011.

(a)(1)(ii)†	Form of Letter of Transmittal (including Form W-9).

(a)(5)(i)†	Press Release, dated January 28, 2011 announcing the commencement of the tender offer.

(a)(5)(ii)†	Press Release, dated January 28, 2011 announcing the launch of the Company’s equity offering.

(a)(5)(iii)†	Press Release, dated January 28, 2011 announcing the launch of the Company’s notes offering.

(a)(5)(iv)	Press Release, dated February 4, 2011 announcing the pricing of the Company’s notes offering (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed February 8, 2011).

(a)(5)(v)	Press Release, dated February 9, 2011 announcing satisfaction of the financing condition in the tender offer (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed February 9, 2011).

(a)(5)(vi)†	Press Release, dated February 28, 2011 announcing the extension of the Tender Offer.

(b)	Not applicable.

(d)(i)	Rights Agreement, dated May 17, 2005, by and between GMX Resources, Inc. and UMB Bank, N.A., as Rights Agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed May 18, 2005).

(d)(ii)	Amendment No. 1 to Rights Agreement, dated February 1, 2008 (incorporated by reference to Exhibit 2.1 to the Company’s Registration Statement on Form 8-A/A filed February 21, 2008).

(d)(iii)	Amendment No. 2 to Rights Agreement, dated October 30, 2008 (incorporated by reference to Exhibit 1 to the Company’s Registration Statement on Form 8-A/A filed November 17, 2008).

(d)(iv)	Indenture, dated February 15, 2008, between GMX Resources, Inc. and The Bank of New York Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed February 15, 2008).

(d)(v)	Indenture, dated October 28, 2009, between GMX Resources, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed October 28, 2009).

(d)(vi)	Supplemental Indenture, dated October 28, 2009, to Indenture dated October 28, 2009, between GMX Resources, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed October 28, 2009).

(d)(vii)	Purchase Agreement, dated February 11, 2008, between GMX Resources, Inc. and Jefferies & Company, Inc., as representative of the Initial Purchasers named therein (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed February 15, 2008).

(d)(viii)	Share Lending Agreement, dated February 11, 2008, between GMX Resources, Inc., Jefferies Funding LLC and Jefferies & Company, Inc., as collateral agent (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed February 15, 2008).

(d)(ix)	Registration Rights Agreement, dated February 11, 2008, between GMX Resources, Inc. and Jefferies Funding LLC (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed February 15, 2008).

(d)(x)	At-The-Market Issuance Sale Agreement, dated December 14, 2010, between GMX Resources, Inc. and McNicoll, Lewis & Vlak LLC (incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 8-K filed December 14, 2010).

(d)(xi)	Indenture dated as of February 9, 2011, by and among GMX Resources Inc., the Guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 9, 2011).

(d)(xii)	Form of 11.375% Senior Note due 2019 (incorporated herein by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the SEC on February 9, 2011).

(d)(xiii)	Registration Rights Agreement dated as of February 9, 2011, by and among GMX Resources Inc., the Guarantors named therein and the initial purchasers party thereto (incorporated herein by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed with the SEC on February 9, 2011).

(d)(xiv)	Purchase Agreement dated as of February 4, 2011 among the Company, the Guarantors and the representatives of the several initial purchasers named therein (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 8, 2011).

(d)(xv)	Underwriting Agreement, dated December February 4, 2011, by and between GMX Resources Inc. and the representatives of the several underwriters named therein (incorporated herein by reference to Exhibit 1.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 8, 2011).

(d)(xvi)	Fifth Amended and Restated Loan Agreement, dated as of February 2, 2011, among GMX Resources Inc., as borrower, Capital One, National Association, as administrative agent, arranger and bookrunner, BNP Paribas, as syndication agent, and the lenders named therein (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 3, 2011).

(d)(xvii)	First Amendment to the Fifth Restated Loan Agreement, dated as of February 3, 2011, among GMX Resources, Inc., Capital One, National Association, as administrative agent, arranger and bookrunner, for the lenders, and BNP Paribas, as syndication agent (incorporated herein by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K/A filed with the SEC on February 4, 2011).

(d)(xviii)	Confirmation of Guaranty Agreement, dated as of February 2, 2010, by Diamond Blue Drilling Co. in favor of Capital One, National Association, as agent, for the benefit of itself, the lenders party from time to time to the Fifth Amended and Restated Loan Agreement, and the other secured parties (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on February 3, 2011).

(d)(xix)	Restated Guaranty Agreement, entered into effective as of July 8, 2010, by Diamond Blue Drilling Co. in favor of Capital One, National Association, as agent, for the benefit of itself, the lenders, the other parties from time to time to the Fifth Amended and Restated Loan Agreement, and the other secured parties, guaranteeing the secured liabilities of GMX Resources Inc. (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on February 3, 2011).

(d)(xx)	Confirmation of Guaranty Agreement, dated as of February 2, 2010, by Endeavor Pipeline Inc. in favor of Capital One, National Association, as agent, for the benefit of itself, the lenders party from time to time to the Fifth Amended and Restated Loan Agreement, and the other secured parties (incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on February 3, 2011).

(d)(xxi)	Restated Guaranty Agreement, entered into effective as of July 8, 2010, by Endeavor Pipeline Inc. in favor of Capital One, National Association, as agent, for the benefit of itself, the lenders, the other parties from time to time to the Fifth Amended and Restated Loan Agreement, and the other secured parties, guaranteeing the secured liabilities of GMX Resources Inc. (incorporated herein by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the SEC on February 3, 2011).

(d)(xxii)	Amended and Restated Stock Option Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed November 9, 2007).

(d)(xxiii)	Form of Director Indemnification Agreement (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form SB-2 filed November 6, 2000).

(d)(xxiv)	Amended and Restated 2008 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed May 25, 2010).

(g)	Not applicable.

(h)	Not applicable.

†	Previously filed with the Schedule TO.